UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

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SEC FILE NUMBER
001-12421

CUSIP NUMBER
67018T 10 5 (Class A)
67018T 20 4 (Class B)

(Check One):    |_| Form 10-K       |_| Form 20-F    |_| Form 11-K

                |X| Form 10-Q    |_| Form 10-N-SAR

                    For Period Ended:    June 30, 1997

        [ ] Transition  Report on Form 10-K
        [ ] Transition Report on Form 20-F
        [ ] Transition  Report on Form 11-K
        [ ] Transition Report on Form 10-Q
        [ ] Transition Report on Form N-SAR
            For the Transition Period Ended: ________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
                Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I -- REGISTRANT INFORMATION

Nu Skin Asia Pacific, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

75 West Center Street
Address of Principal Executive Office (Street and Number)

Provo, Utah  84601
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a)    The reasons  described in reasonable  detail in Part III of this form  could not be  eliminated  without  unreasonable  effort or expense;
|X|      (b)    The subject annual report,  semi-annual  report,  transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

See Schedule Part III attached hereto            (Attach Extra Sheets if Needed)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     M. Truman Hunt                  801                       345-3005
          Name)                   (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

|X|Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

(4) If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           Nu Skin Asia Pacific, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  August 13, 1997                   By: /s/ M. Truman Hunt
                                             M. Truman Hunt,
                                             Vice President of Legal Affairs

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
                 Intentional misstatements or omissions of fact
          constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).


                                SCHEDULE PART III
                                 TO FORM 12b-25
                           NOTIFICATION OF LATE FILING
                                    FILED BY
                           NU SKIN ASIA PACIFIC, INC.
                  FOR THE QUARTERLY PERIOD ENDED JUNE 30, 1997



     Nu Skin Asia Pacific, Inc., a Delaware corporation (the "Company"), is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1997 within the prescribed time period without unreasonable effort or expense because additional time is needed to complete the required financial reports and related disclosure for the quarter then-ended. However, the Company believes that it will be in a position to complete the required financial reports and related disclosure within the Rule 12b-25 extension period.

     In addition, the Company is still gathering additional facts and preparing disclosure related to recent developments in an audit initiated by the South Korean Customs Authority of Nu Skin Korea, Inc., the Company's South Korean subsidiary. Because of the fluid nature of this matter, the Company believes it will be better able to gather additional facts regarding these recent developments, evaluate the implications thereof, and prepare any required disclosure if it has the additional time afforded under Rule 12b-25 in which to file its June 30, 1997 Quarterly Report on Form 10-Q.